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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                       First Industrial Realty Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    32054K103
                           --------------------------
                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]      Rule 13d-1(b)
                  [_]      Rule 13d-1(c)
                  [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  32054K103                  13G                      Page 2 of 6 Pages
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 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Security Capital Research & Management Incorporated
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC USE ONLY

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 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                     5.   SOLE VOTING POWER

   NUMBER OF                      -0- shares of Common Stock
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER
   OWNED BY
     EACH                         1,936,600 shares of Common Stock
  REPORTING        -------------------------------------------------------------
    PERSON           7.   SOLE DISPOSITIVE POWER
     WITH
                                  -0- shares of Common Stock
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                                  1,936,600 shares of Common Stock
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,936,600 shares of Common Stock
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.02% of the shares of Common Stock
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                        IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).        Name of Issuer:

                  First Industrial Realty Trust, Inc.

        (b).      Address of Issuer's Principal Executive Offices:

                  311 South Wacker Drive, Suite 4000, Chicago, Illinois 60606

Item 2(a).        Name of Person Filing:

                  Security Capital Research & Management Incorporated, a corporation organized and existing under the laws of Delaware ("SCR&M").

        (b).      Address of Principal Business Office or, if None, Residence:

                  11 South LaSalle Street, 2/nd/ Floor, Chicago, Illinois 60603

        (c).      Citizenship:

                  Delaware

        (d).      Title of Class of Securities:

                  Common Stock, $.01 par value per share

        (e).      CUSIP Number:

                  32054K103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

                  (a) [_] Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) [_] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
                  (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [_] Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) [X] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [_] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [_] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

        (a). Amount Beneficially Owned:

                SCR&M beneficially owns 1,936,600 shares of Common Stock.

        (b). Percent of Class:

                5.02% of the shares of Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

        (c). Number of shares as to which such person has:

                (i).    Sole power to vote or to direct the vote:

                        None.

                (ii).   Shared power to vote or to direct the vote:

                        SCR&M has shared power to vote or direct the vote of 1,936,600 shares of Common Stock.

                (iii).  Sole power to dispose or to direct the disposition of:

                        None.

                (iv).   Shared power to dispose or to direct the disposition of:

                        SCR&M has shared power to dispose or to direct the disposition of 1,936,600 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No one person's interest in the Common Stock is more than five percent of the total outstanding shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

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Item 8.  Identification and Classification of Members of the Group.

                Not applicable.

Item 9.  Notice of Dissolution of a Group.

                Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control/ of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003


                                    SECURITY CAPITAL RESEARCH & MANAGEMENT
                                    INCORPORATED




                                    By:    /s/ David T. Novick
                                           -------------------------------
                                    Name:  David T. Novick
                                    Title: General Counsel